U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Encore Acquisition Company ("EAC")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

March 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class B Common Stock,
par value $.01 per share              3/13/01         J(FN 1)         100,000     D               -               D
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Common Stock, par value
$.01 per share                        3/13/01         J(FN 1)         6,866,643   A               6,866,643       D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

(1) Immediately prior to the closing of the Issuer's initial public offering, each share of Class B Common Stock was converted into 68.6664352436503 shares of Common Stock. No fractional shares were issued. In lieu of fractional shares, the Issuer paid a sum in cash equal to the fraction multiplied by $14.00.


J.P. Morgan Partners (SBIC), LLC


    /s/ Arnold L. Chavkin                                     4/9/01
By: ---------------------------------------------     -----------------------
    Arnold L. Chavkin                                          Date
    Executive Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT FOR      ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)          MONTH/YEAR        OR TRADING SYMBOL

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
J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners       March 2001        Encore Acquisition Company  ("EAC")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       March 2001        Encore Acquisition Company ("EAC")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       March 2001        Encore Acquisition Company ("EAC")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        March 2001        Encore Acquisition Company ("EAC")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners       March 2001        Encore Acquisition Company ("EAC")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
New York, NY  10020
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
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                                                             AMOUNT OF
 NAME AND ADDRESS OF                TITLE OF                SECURITIES           OWNERSHIP FORM:   NATURE OF INDIRECT    DISCLAIMS
  REPORTING PERSON                  SECURITY                 BENEFICIALLY         DIRECT (D) OR     BENEFICIAL OWNERSHIP  PECUNIARY
                                                             OWNED                INDIRECT (I)                            INTEREST
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
J.P. Morgan Partners (BHCA), L.P.    Common Stock             6,866,643             I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.       Common Stock             6,866,643             I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation             Common Stock             6,866,643             I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 4 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.              Common Stock             6,866,643             I              See Explanatory        No
270 Park Avenue                                                                                    Note 5 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.               Common Stock             6,866,643             I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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


Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of the Reporting Persons disclaims beneficial ownership of the Issuer's securities to the extent it exceeds such Person's pecuniary interest.

2) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and the Reporting Person. The Reporting Person is the sole member of JPM SBIC.

3) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of JPM BHCA, the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

4) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

5) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPMP BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

6) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.